FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending June 10, 2005

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: June 10, 2005                                            By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

                         Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

09 June 2005                Abacus (GSK)  Trustees  Limited,  as trustee of the
                            GlaxoSmithKline Employee Trust, ("the GSK Trust"), transferred 3,277 Ordinary Shares in the Company to participants in the SmithKline Beecham Employee
                            Share Option Plan 1991.

The Company was advised of these transactions on 10 June 2005.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Three of the Company's directors, Dr J-P Garnier, Dr T Yamada and Mr J S Heslop, are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary

10 June 2005

                             GlaxoSmithKline PLC

GlaxoSmithKline plc (the "Company") announces that in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 25 May 2005 it purchased 735,000 of its Ordinary shares of 25 pence each ("shares") on 10 June 2005 at a price of 1355.72 pence per share.

The Company intends to hold these shares in Treasury.

Following the purchase of these shares, the Company holds 96,293,000 of its shares in Treasury and has 5,848,094,430 shares in issue (excluding Treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

                         Director's Interests


I give below details of a change in the interests in Ordinary Shares of GlaxoSmithKline plc in respect of the undermentioned Director arising from the purchase of Ordinary Shares at a price of (pound)13.605 per Ordinary Share on 09 June 2005 through the Company's ShareReward Plan ("the Plan") which Mr Heslop entered on 5 October 2001:


Mr J S Heslop         Acquisition of 10 Ordinary  Shares under the  partnership
                      element of the Plan (personal contribution)

                      Acquisition of 10 Ordinary Shares under the matching element of the Plan (Company contribution)


Mr Heslop and the Company were advised of this information on 10 June 2005.



S M Bicknell
Company Secretary

10 June 2005